Kimberly K. Rubel (312) 569-1133 Kimberly.Rubel@dbr.com

September 22, 2016
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin E. Martin

Re:    Hamilton Lane Incorporated
Draft Registration Statement on Form S-1
Submitted July 21, 2016
CIK No. 0001433642
Ladies and Gentlemen:
On behalf of Hamilton Lane Incorporated, a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by e-mail dated August 17, 2016 relating to the Company’s above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).
The Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting concurrently with this letter a complete copy of Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information. For the convenience of the Staff, we are supplementally providing blacklined copies of Amendment No. 1, marked to show changes from the Draft Registration Statement.
In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. Page references in the Company’s responses correspond to the applicable page of Amendment No. 1. References to “HLA” mean Hamilton Lane Advisors, L.L.C.,” and references to “Hamilton Lane,” “the Company,” “we,” “our” or “us” mean the Company, Hamilton Lane Advisors, L.L.C. or their respective advisors, as the context may require.
General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and advises the Staff that at this time it has not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company further advises the Staff that, if any such communications are used, it will supplementally provide the same to the Staff.

2.
Please provide us a copy of all graphic, maps, photographs, and related captions, or other artwork including logos that you intend to include in your prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company advises the Staff that the graphics and related captions and other artwork the Company intends to use in the prospectus have been included in Amendment No. 1. If the Company elects to provide additional graphics or artwork, it undertakes to provide the Staff with copies of all such additional graphics or artwork prior to circulating any preliminary prospectuses.

3.
Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section entitled “Our Market Opportunity.” Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Under separate cover, the Company is providing highlighted copies of reports and other supplemental materials that provide the basis for the quantitative and qualitative business and industry data used in Amendment No. 1. Pursuant to Securities Act Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, Amendment No. 1. Additionally, pursuant to Securities Act Rule 418(b), the Company respectfully requests that the Staff return copies of these supplemental materials to the Company.

4.
We note that you do not believe that Hamilton Lane Incorporated is an investment company for purposes of Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940. Please provide further information necessary to conduct an analysis under Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940 for Hamilton Lane Incorporated including, but not limited to, each of Hamilton Lane Incorporated, HLA and the wholly owned subsidiaries of HLA. Please provide this information prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each. In addition:

•
Please identify and explain any interests in the funds held by or through the wholly owned subsidiaries of HLA. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the wholly owned subsidiaries and/or Hamilton Lane Incorporated and HLA make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen; and

•	Please explain why an investment in Hamilton Lane Incorporated is not equivalent to an investment in a fund of funds.

The following analyzes the structure of the Hamilton Lane entities pursuant to the Investment Company Act of 1940, as amended (“Investment Company Act”). The analysis supports the conclusion that the Company is not and will not be an “investment company” as defined in the Investment Company Act.

An “investment company” is generally defined under Sections 3(a)(1)(A) and (C) of the Investment Company Act as an issuer that either: (i) is or holds itself out as being primarily engaged, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.
The Company holds itself out as being primarily engaged, through its direct and indirect subsidiaries, in the business of providing asset management services. The Company is not and does not propose to engage in the business of investing, reinvesting or trading in securities. As a result, the Company is not an “orthodox” investment company that falls within the scope of Section 3(a)(1)(A) of the Investment Company Act. Likewise, the Company’s holdings in “investment securities” do not, and following the reorganization and offering described in Amendment No. 1 will not, exceed 40% of its total assets on an unconsolidated basis. As a result, the Company is not an “inadvertent” investment company that falls within the scope of Section 3(a)(1)(C) of the Investment Company Act. A more detailed analysis in support of these conclusions follows.
Section 3(a)(1)(A)
Whether an issuer is primarily engaged in the business of investing, reinvesting or trading in securities under Section 3(a)(1)(A) is a factual question. The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged primarily in a non-investment company business. See Tonopah Mining Co., 26 S.E.C. 426 (1947). See also SEC v. National Presto Industries, Inc., No. 05-4612 (7th Cir. 2007). Under these precedents, it is clear that the Company does not and will not fall within the definition of a Section 3(a)(1)(A) investment company. Each of the criteria is addressed below:

•
The issuer’s historical development. HLA’s business was founded in 1991 as a global private markets asset manager. Since that time, the firm has been, and has consistently held itself out to be, engaged in the business of providing asset management services. During the approximately 25 years that HLA has been in business, the firm has not engaged in any other business activities to any material extent.

•
The issuer’s public representations concerning its activities. In its public representations, statements and utterances, the Company has consistently held itself out as being primarily engaged in providing private markets asset management services. On the first page of Amendment No. 1, the Company describes itself as a “global private markets investment solutions provider with approximately $39 billion of assets under management…and approximately $277 billion in assets under advisement.”

•
The activities of the issuer’s officers and directors, and the extent of their involvement in the management of the issuer. As an asset manager, the Company’s officers and employees devote the bulk of their time and efforts to asset management activities, including sourcing, implementing and managing investments, as well as raising capital from, managing relationships with and reporting to, the third-party investors in the Company’s investment funds and separate account and advisory clients. In accordance with standard industry practice in the private equity industry, the Company generally makes investments in its investment funds. Such investments are typically made pursuant to arrangements with the third-party investors in the investment funds. They are consistent with market expectations that that Company align its interests with those of its investors.

•
The nature of the issuer’s present assets. As of June 30, 2016, less than 17% of Hamilton Lane’s consolidated total assets constituted holdings in “investment securities” (as such term is defined in Section 3(a)(2) of the Investment Company Act). While precise numbers are not available at this time, Hamilton Lane expects a similar percentage will obtain on a pro forma basis after giving effect to the Reorganization and the offering. A more detailed discussion of Hamilton Lane’s holdings in investment securities, including a breakdown of these holdings on an unconsolidated entity-by-entity basis, is provided in the analysis of Hamilton Lane’s status as an investment company under Section 3(a)(1)(C) below.

•
The sources of the issuer’s present income. For the three-month period ended June 30, 2016, on a pro forma basis after giving effect to the Reorganization and the offering, substantially all of Hamilton Lane’s total revenues were derived from management fees, fees for the provision of consulting, advisory and other similar services, and performance fees.

Based on these criteria, it is clear that Hamilton Lane is not an “orthodox” investment company that falls within the definition of an investment company set forth in Section 3(a)(1)(A) of the Investment Company Act.
Section 3(a)(1)(C)
Hamilton Lane’s holdings in “investment securities” do not, and following the Reorganization and offering will not, exceed 40% of its total assets on an unconsolidated basis. As a result, Hamilton Lane is not an “inadvertent” investment company that falls within the scope of Section 3(a)(1)(C) of the Investment Company Act.
 Section 3(a)(1)(C) of the Investment Company Act defines an investment company as “any issuer which . . . is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” An “investment security” is defined in Section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employee securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.” A majority-owned subsidiary of a person is defined in Section 2(a)(24) of the Investment Company Act as a company 50% or more of whose outstanding voting securities are owned by such person.
Because the “40% test” set forth in Section 3(a)(1)(C) is applied on an unconsolidated basis, in order to determine whether Hamilton Lane falls within the definition of a Section 3(a)(1)(C) investment company, it is necessary to perform the following entity-by-entity analysis of the Hamilton Lane structure to identify which of Hamilton Lane’s total assets constitute “investment securities.”
General Partners. Hamilton Lane has several special purpose entities (“SPEs”) formed for the purpose of acting as a general partner of its sponsored funds. On an unconsolidated basis, the only assets of each of these SPEs are their respective general partner interests in the funds. The courts and the Staff have concluded in such circumstances that general partner interests are not securities

(and therefore not “investment securities”).1 Accordingly, the SPEs do not have any holdings in investment securities and therefore are not investment companies under Section 3(a)(1)(C). The dollar value of the interests and the methodology used to value such interests in the SPEs held by Hamilton Lane through its subsidiaries, as determined by Hamilton Lane, will be supplementally provided to the Staff under separate cover.
Hamilton Lane Advisors, L.L.C. HLA is the primary operating company within the Hamilton Lane organization. HLA is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and serves as the investment adviser to each of Hamilton Lane’s investment funds and other advisory relationships. Prior to, and following the Reorganization, HLA’s unconsolidated assets will consist primarily of [cash, accrued management and other fees from HLA’s investment funds and other clients and other fixed assets] and its holdings in numerous subsidiaries. HLA’s only holdings in securities will be the interests it holds in its subsidiaries, all of which are excluded from the definition of an investment security except one. The one exception will be AS-HL China GP, LLC. AS-HL China GP, LLC’s only asset is a general partnership interest in AS-HL China Associates, LP, which itself is the general partner of a private fund. HLA’s interest in AS-HL China GP, LLC represents approximately 0.04% of HLA’s total assets (excluding government securities and cash items). Such holding is well below the 40% threshold.
HLI. Following the reorganization, HLI’s unconsolidated assets will consist primarily of cash, a deferred tax asset and Class A units of HLA, which represent the managing member interest in HLA. HLI will be the sole managing member of HLA. As managing member, HLI will have and exercise complete control over HLA. Accordingly, HLA will be considered to be a wholly-owned subsidiary of HLI.2 For the reasons discussed above, HLI’s holdings in HLA are excluded from the definition of an “investment security,” and HLI is therefore not an investment company under Section 3(a)(1)(C) because none of its assets are investment securities for purposes of applying
1 See Williamson v. Tucker, 645 F.2d 404, 421-22 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981). The Staff has indicated that the analysis in Williamson should be used to evaluate whether general partner interests are securities under the Investment Company Act. See, e.g., Colony Realty Partners 1986, L.P., SEC No-Action Letter (pub. avail. Apr. 27, 1988); Oppenheimer Capital L.P., SEC No-Action Letter (pub. avail. July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (pub. avail. June 9, 1986); FCA Realty Fund, SEC No-Action Letter (pub. avail. Nov. 13, 1984). Some of the SPEs serve as managing member to private funds that are structured as limited liability companies. While the Commission has not addressed whether a managing member interest is a security for this purpose, it is reasonable to treat these managing member interests as equivalent to general partnership interests. In some situations, the Staff has taken the position that a limited liability company should be treated as a partnership or a corporation depending upon which corporate form it more closely resembles. See, e.g., Div. of Corp. Fin., Sec. & Exch. Comm’n, Compliance & Disclosure Interpretations, Exchange Act Section 16 and Related Rules and Forms, Interpretation 209.01 (May 23, 2007) (“For purposes of the various ownership tests of Rule 16a-1, a limited liability company should be treated consistently as a general partnership, limited partnership or a corporation, depending on which form of organization it more closely resembles.”). In this case, the limited liability companies in question most closely resemble partnerships.
2 A wholly-owned subsidiary of a person is defined in section 2(a)(43) of the Investment Company Act as a company 95% or more of whose outstanding voting securities are owned by such person. A “voting security” is defined in section 2(a)(42) as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. A “director” is defined in section 2(a)(12) as a director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated. The non-managing members of HLA have no right to select or remove HLI as the sole managing member of HLA. Therefore, HLI will own 100% of the outstanding “voting securities” of HLA, and HLA will accordingly be deemed a wholly-owned subsidiary of HLI for purposes of the Investment Company Act.

the 40% test.
Based on the foregoing analysis, Hamilton Lane is not and will not be an “inadvertent” investment company under Section 3(a)(1)(C) of the Investment Company Act.
HLI is Not Equivalent to an Investment in a Fund of Funds.
An investment in HLI is not equivalent to an investment in a fund of funds for the following reasons:

•
HLI is engaged in a business that is different than the business of a fund of funds. A fund of funds is primarily engaged in the business of investing in securities issued by investment funds. By contrast, HLI, through its wholly-owned subsidiary HLA, is primarily engaged in the business of providing investment advisory and alternative asset management services to clients.

•
HLI’s primary source of revenue is qualitatively different than a fund of funds’ source of revenue. The primary source of revenue for a fund of funds is derived from the investment of capital, the return on which is dependent on the efforts of others. By contrast, the primary sources of revenue of an investment adviser, such as HLI’s subsidiary HLA, are the fees and incentive income it earns for providing investment advisory and management services to others, which revenue is not dependent on the investment of its own capital nor dependent on the efforts of others.

•
HLI’s assets are different than the assets of a fund of funds. The primary assets of a fund of funds are investment securities issued by funds. By contrast, HLI’s asset is primarily its interest in HLA, whose assets are primarily composed of investment management contracts and general partner interests pursuant to which HLA provides services to others.

5.
We note your statement that Hamilton Lane Incorporated is not an investment company under Section 3(b)(1) of the Investment Company Act of 1940. Please explain your belief in light of certain prior Commission statements (see, e.g., Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt Securities and Non-Voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of Section 3(b)(1) by financial services companies.

Section 3(b)(1) of the Investment Company Act provides that an issuer is not an investment company as defined in Section 3(a)(1)(C) of the Investment Company Act if the issuer is “primarily engaged directly, or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Section 3(b)(1) of the Investment Company Act permits an issuer to avoid classification as an investment company if the issuer establishes that it is primarily engaged in a non-investment business, notwithstanding the fact that it would have failed the 40% test.
The Staff, in considering a subsidiary organized for the purpose of underwriting and distributing securities, selling of securities to customers and acting as a securities broker (see, e.g., Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961)), noted that the legislative history of Section 3(b)(1) indicates that Section 3(b)(1) was not intended to exempt companies primarily engaged in the business of investing, reinvesting, owning, holding, or trading securities. Rather, Section 3(b)(1) was intended to exempt holding companies that are primarily engaged in a business other than investing in securities, such as an operating company, even though investment securities represented more than 40% of its total assets.
As described in the response to Comment 4 above, HLI is not required to rely on Section 3(b)(1) because the value of investment securities owned by HLI is less than 40% of the value of its total assets. However, even if HLI failed the 40% test, HLI could rely on Section 3(b)(1) because it is not primarily engaged in the business of investing, reinvesting, owning, holding, or trading securities. Instead, it is primarily engaged in the business of providing investment management and advisory services. As Andrew J. Donohue, Director of the Commission’s Division of Investment Management, noted in his testimony before the Senate on July 11, 20073, the distinction is one of providing investment advisory services to others as opposed to investing one’s own assets; otherwise all investment advisers would be investment companies, a result clearly not intended by Congress when it adopted the Investment Company Act.
Prospectus Summary, page 1

6.
We note your summary contains a lengthy description of your market opportunity, competitive strengths and business strategy. Further, we note that identical or very similar disclosure appears later in your prospectus. The summary should not include a lengthy description of the company’s business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise to substantially reduce the amount of repetitive disclosure in the summary.

The Company has revised the market opportunity, competitive strengths and business strategy sections of the “Prospectus Summary” in Amendment No. 1 to reduce the amount of repetitive disclosure.
Our Market Opportunity, page 3

7.
We note your statement here and elsewhere that you have “experienced consistent, strong growth . . . reflecting a 13% compound annual growth rate . . . from March 31, 2012.” If you experienced any years in which the assets under management or assets under advisement fees decreased, please expand your disclosures to clarify that you experienced losses in some years and quantify those decreases.

The Company has expanded the disclosure on pages 3 and 99 of Amendment No. 1 to clarify that assets under management have increased every year since 2012 and assets under advisement have increased every year since 2012, except for a 1.5% decrease in assets under advisement as of March 31, 2013 as compared to March 31, 2012. The Company advises the staff that each of its management fee revenue and advisory fee revenue has increased every year since March 31, 2012, except for a 2% decrease in advisory fee revenue in fiscal 2015 as compared to fiscal 2014.

8.
We note your disclosure on page 4 regarding the performance of private equity over the last 10 years. Please balance the return disclosure to discuss any adverse performance in the private equity market in any of the prior 10 years.

3 See Andrew Donohue, Director, Division of Investment Management, U.S. Securities & Exchange Commission, Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds, before the U.S. Senate Committee on Finance, at n.3 (July 11, 2007) available at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

The Company believes that the nature of the private equity markets warrants an assessment of relative performance over a multi-year period rather than single-year periods. Given the longer investment horizon of private equity markets participants, the Company does not believe it is useful to focus on single-year relative performance of those markets. The Company advises the Staff, however, that its proprietary database indicates that private equity returns outperformed public equity returns as measured by the Russell 3000 Index in six of the last ten individual years. Calculated on an aggregate basis over that same 10-year period, private equity returns have outpaced the Russell 3000 Index by approximately 290 basis points. The Company believes that presenting a 10-year return shows prospective investors data that it believes private equity markets participants use in analyzing investment performance.
Our Competitive Strengths, page 8

9.
We note your disclosure on page 9 that you “directed or significantly influenced approximately $22 billion of private markets investments in 2015.” Please revise to clarify what is meant by “significantly influenced.”

The Company has revised the disclosure on pages 8 and 106 of Amendment No. 1 to clarify that investments “directed or significantly influenced” refers to all discretionary investments and commitments made by the Company, non-discretionary client commitments into funds broadly recommended by the Company, and non-discretionary client commitments into funds where the Company has written the client-specific report and where it maintains a relationship with the general partner or funds.
Risk Factors; Our failure to deal appropriately with conflicts of interest, page 23

10.	Please include a separate risk factor describing any conflicts of interest you will need to confront between the interests held by your shareholders and your clients.

The Company has included a separate risk factor on page 23 of Amendment No. 1 describing potential conflicts of interest it may need to confront between the interests held by its stockholders and its clients.
Risk Factors; Dependence on leverage by certain funds and portfolio companies, page 26

11.
Please revise to indicate the number of funds and portfolio companies that are dependent on leverage, the total capital commitment and assets under management for those funds and the average asset coverage for those funds.

The Company has revised the above-captioned risk factor on page 23 of Amendment No. 1 to address the Staff’s comment. The Company respectfully advises the Staff that it is not practicable to determine the number of portfolio companies that are dependent on leverage. At present there are nearly 5,600 portfolio companies underlying the Company’s primary fund of funds investments and secondary, direct/co-investment and strategic opportunities strategies, and, consistent with industry practice, the Company does not typically maintain or receive from the general partners of those investments detailed information on the utilization of leverage by those portfolio companies. However, many of the portfolio companies were acquired by leveraged buyout funds and therefore the Company believes that it is reasonable to assume that these companies are dependent to some extent on leverage.

Organizational Structure, page 51

12.
Please revise to briefly explain the reasons why this offering is being conducted under an “Up‑C” structure, such as the tax benefits for existing owners. In addition, please clarify why each share of Class B stock gives its holder ten votes instead of the single vote per share that is provided to each share of Class A stock.

The Company has revised the disclosure in Amendment No. 1 to address the Staff’s comment. The Company’s rationale for utilizing the Up-C structure appears on page 54 under the heading “Post-Offering Holding Company Structure” and the rationale for the dual class structure and differential in voting rights appears on page 54 under the heading “The Reorganization—Our Class B Common Stock.”

13.
We note that you will convert options to purchase interests in HLA that are then outstanding on the effective date of the reorganization into options to purchase Class A common stock under a new equity incentive plan to be adopted by you. Please update this section to clarify how the outstanding Class C membership interests under your 2003 Class C Incentive Plan will be converted as a result of the reorganization, including whether the vesting terms will change, to align with your disclosure on page 132.

The Company has revised the disclosure in Amendment No. 1 to address the Staff’s comment. A description of the treatment of outstanding Class C interests in the Reorganization appears under the heading “Treatment of Outstanding Equity Awards” on page 54.
Organizational Structure, page 54

14.
To provide investors a better understanding of the current ownership interests and how they will differ after the reorganization, please revise to include an organizational chart that depicts your pre-IPO/reorganization structure.

The Company has revised the disclosure in Amendment No. 1 to address the Staff’s comment. A description of the Company’s current ownership and a current organizational chart appears under the heading “Historical Ownership Structure” beginning on page 53.
Unaudited Pro Forma Consolidated Financial Information and Other Data, page 68

15.
We note your presentation of Other Data, compensation expense on deferred incentive fee revenue and Adjusted Net Income, on the face of the pro forma financial information. Non-GAAP information is prohibited on the face of any pro forma financial information that is provided pursuant to Article 11 of Regulation S-X. As such, please revise to remove these items from the face of your pro forma financial information. Please refer to Regulation S-K Item 10(e)(1)(ii)(D) for guidance.

The Company has revised page 70 of Amendment No. 1 to remove the non-GAAP information from the face of the pro forma income statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management Fees, page 75

16.
Describe and quantify the ranges of management fees (e.g., fee rate or weighted average fee rate) by investment solution and/or class to allow an investor to understand the impact on fee revenue related to changes in AUM. Please also disclose the specific terms of any individual management or performance arrangement that is material to an understanding of historical or future results of operations or cash flows to allow an investor to have a reasonable understanding of the impact such arrangements had or may have on the results of operations and cash flows.

The Company’s management fee revenue is based on a variety of factors and is not linearly correlated with AUM in the aggregate or by asset class, investment solution or geography. The Company offers its clients a menu of services, including portfolio administration (such as reporting and monitoring), advisory services where the Company makes investment recommendations and the client retains final investment authority, asset management services where the Company has discretionary investment authority, and distribution management services where the Company has discretionary authority to sell investments. Unlike many other investment advisors, the Company does not tie its fee structure principally to a percentage fee calculated on the value of the assets it manages. Instead, the Company structures its fee arrangements depending on the services agreed upon with each client, and these arrangements can take the form of a fixed fee, a fee based on targeted commitments, or a fee based on net invested capital. As a result, the management fees set forth in the Company’s contracts vary significantly from client to client.
In general, the Company’s customized separate account clients are charged an asset-based management fee based on committed or invested capital. Management fees are generally assessed on a quarterly basis (either in advance or in arrears) and are calculated in numerous ways. For example, the management fees for some clients are computed as a percentage of net invested capital, net asset value and/or total capital commitments over varying time periods. In some cases, management fees decline annually over a period of years, subject to a minimum amount. In other cases, management fees include both fixed and variable components, which may be capped or uncapped. The Company has revised the disclosure beginning on page 77 of Amendment No. 1 to describe the general terms of its management fee arrangements. The Company advises the Staff that while it believes that the range of management fees it charges is customary for arrangements of this type, the actual fees charged by the Company and the terms specific to each client constitute proprietary and competitively sensitive pricing information. Accordingly, the Company is providing the Staff with a quantification of its management fee ranges under separate cover. The Company further advises the Staff that, aside from the compensation arrangements described on page 79 and in the “Compensation” section of Amendment No. 1, there is no individual management or performance arrangement that is material to an understanding of the Company’s historical or future results of operations or cash flows.
Incentive Fees, page 75

17.
We note your discussion and policy for recognizing incentive fees and carried interest income. Please expand your policy to provide additional qualitative and quantitative information by fund type, including the compounded annual preferred return to the fund’s investors and the percentage of net realized income you would be entitled to as a carried interest after returning the invested capital and compounded annual preferred return.

The Company has revised page 78 of Amendment No. 1 to provide the additional qualitative and quantitative information requested by the Staff.
Other Income (Expense)
Year Ended March 31, 2016 Compared to Year Ended March 31, 2015, page 81

18.
We note that equity in income of affiliates decreased $9 million or 86% for fiscal 2016 compared to fiscal 2015 due to a reduction in gains from your investments attributable to a lower rate of investment appreciation. Please enhance your discussion and analysis to identify the significant drivers of the lower rate of investment appreciation, including identifying the specific funds, investment focus, geography and any material uncertainties or trends that may impact future results. In doing so, provide similar enhancements to your discussion for the year ended March 31, 2015 compared to the year ended March 31, 2014 on page 81 as well. Please refer to Item 303(a)(3) of Regulation S-K for guidance.

The Company has enhanced the disclosure on pages 85 and 86 of Amendment No. 1 in response to the Staff’s comment.
Reconciliation of Non-GAAP Measures to Consolidated GAAP Financial Measures, page 82

19.
We note your adjustment of compensation expense on deferred incentive fee revenue in the amounts of $20.3 million and zero for the years ended March 31, 2016 and 2015, respectively. Your disclosure in footnote (1) states that the 2016 compensation expense relates to $41.5 million in carried interest distributions received from specialized funds in fiscal 2016 that had been deferred as of March 31, 2016. However, we also note on page F‑31 that you received $45.2 million and $2.0 million of carried interest still subject to contingencies which have been deferred as of March 31, 2016 and 2015, respectively. Please explain why you have only adjusted for compensation expense relating to the $41.5 million in 2016 and not the total amounts received and deferred of $45.2 million and $2.0 million at March 31, 2016 and 2015, respectively.

The Company has not adjusted for compensation expense relating to the additional $2.0 million and $1.7 million of deferred carried interest received in the years ended March 31, 2015 and 2016, respectively, as it believes that compensation expense has not yet been incurred.
In fiscal 2015, the Company received a $2.0 million tax distribution from one of its co-investment funds in connection with the recognition of carried interest income for tax purposes only. As permitted by the co-investment fund’s organizational documents, if the aggregate income tax liability of the general partner of the fund at any time exceeds the amounts previously distributed to the general partner on account of its carried interest, the fund will make a distribution to the general partner so that tax liabilities incurred by the direct and indirect owners of the general partner can be satisfied on a timely basis. Of the $2.0 million tax distribution received by the general partner, $0.36 million was subsequently distributed to holders of profits interests in the general partner with the remainder distributed to members of HLA for the payment of taxes.
In fiscal 2016, the Company received an additional $1.7 million tax distribution from the same fund, again in connection with the recognition of carried interest income for tax purposes only. Of the $1.7 million tax distribution received by the general partner, $0.3 million was distributed to holders of profits interests in the general partner with the remainder distributed to members of HLA for the payment of taxes.

The $45.2 million total deferred carried interest revenue as of March 31, 2016 comprises the above tax distributions ($2.0 million and $1.7 million) plus the $41.5 million included in the reconciliation of the non-GAAP measures.
As no compensation expense was recognized in connection with the tax payment distributions, no corresponding adjustment was included in the calculation of Adjusted Net Income or Adjusted EBITDA. The Company does not believe that the potential compensation expense associated with the payments of the tax distributions to the holders of profits interests is probable based on the fund’s current investment results. An expense must be both probable and estimable to be recognized and since both criteria were not met, the tax distribution amounts paid to the holders of profits interests were classified as advances for financial statement purposes. Any amounts distributed to the holders of the profits interests can be clawed back from the recipients if it is determined that the amounts paid were made in excess of the terms of the limited partnership agreement.
The Company intends to recognize compensation expense associated with the payments to holders of profits interests if and when the co-investment fund’s results improve to the point that the Company believes that the recognition of the expense is both probable and estimable.

20.
As disclosed on page 77, we note that you believe the adjustments from Net Income to Adjusted EBITDA and Adjusted Net Income are not indicative of your core performance. Relating to the adjustment of $20.3 million for compensation expense on deferred incentive fee revenue, please address the following:

•
Based on your disclosures on pages 80 and F-29, it appears that the $20.3 million consists of $10.4 million of incentive fee compensation and $9.9 million of base compensation. Tell us why you consider the $9.9 million to be part of your base compensation on pages 80 and F-29 but refer to it as incentive fee compensation in footnote (1). Revise your disclosures in footnote (1) to discuss these two components separately;

The compensation expense referred to in Adjusted EBITDA and Adjusted Net Income directly relates to the $41.5 million of deferred incentive fee revenue identified in the footnote. This compensation expense would not be recognized without the recognition of either incentive fee revenue or deferred incentive fee revenue. The $10.4 million classified as incentive fee compensation represents a 25% profits interest allocation made to employees (and former employees). The $9.9 million classified as base compensation represents bonuses and other revenue sharing allocations made to current employees as a result of the incentive fee revenue/deferred incentive fee revenue. Additional information regarding the calculation of the $9.9 million base compensation expense is set forth below. The Company accounts for bonuses and revenue sharing allocations in the base compensation expense classification. The Company has revised the disclosure on pages 20, 86 and elsewhere in Amendment No. 1 to clarify the components of each category of compensation.

•
For the $9.9 million base compensation component, tell us how the amount is computed, if it has been paid in cash and if any portion of this amount is subject to clawback or contingent on future revenue recognition;

The $9.9 million base compensation component consists of two parts. First, the 25% employee carried interest pool allocation referred to above was deducted from the incentive fee revenue, resulting in a 75% net incentive fee revenue subtotal. The first part of the calculation allocates a portion of this 75% subtotal to the Company’s Revenue Share Plan, an incentive plan for Company employees below the rank of vice president. The second part of the calculation allocates a percentage of the remainder (75% less the Revenue Share Plan allocation) to the Company’s incentive compensation bonus pool accrual. The specific percentages allocated by the Company to the two parts of base compensation are proprietary information. Accordingly, the Company is supplementally providing the specific calculation of the $9.9 million base compensation component to the Staff under separate cover.
Both the $9.9 million base compensation component and the $10.4 million classified as incentive fee compensation expense were paid in cash. The Company can reduce future revenue share and bonus payments as a clawback to recapture this expense in the event that the related deferred incentive fee revenue is not ultimately recognized as earned incentive fee revenue.

•	Tell us how you determined that these expenses are not indicative of your core performance; and

The Company believes that the $20.3 million in compensation expense related to the deferred incentive fee revenue is not indicative of its core performance because those expenses are presented in the income statement without taking into account the corresponding revenue that gave rise to the expenses. Due to the different standards under GAAP for recognizing (i) carried interest income (i.e. that all contingencies have been resolved and that there is no chance of a clawback of the incentive fees received by the Company) and (ii) the related compensation expenses (i.e. that the incurrence of expenses directly tied to the future receipt of incentive fees is deemed both estimable and probable), the Company believes its unadjusted net income number is not representative of its performance in fiscal 2016. The Company believes that the adjustments are necessary to show accurately the core performance of its business year-over-year.

•
Provide us with your analysis supporting this adjustment, including how you considered the guidance in Item 10(e)(1)(ii)(A) and (B), as well as the related updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Historically, most of the specialized funds and accounts on which the Company is eligible to earn incentive fees have utilized a “European” waterfall structure. Under the European structure, the Company is entitled to receive incentive allocations only after the fund first distributes all contributed capital plus an annual preferred return. Under this structure, no related incentive compensation expense is recognized until this threshold is met and the incentive fee revenue has been earned. Since amounts are paid only once earned, these incentive fees and the associated compensation expense are generally not subject to a clawback contingency. Conversely, the specialized fund under which the $41.5 million carried interest distribution was deferred utilizes an “American” waterfall structure. Under this structure, the Company is entitled to receive incentive allocations on a per-investment basis, but these allocations are subject to clawback if the overall return threshold is not met. Since the $41.5 million distribution was from a fund in which the threshold has not yet been met, it is subject to the clawback contingency, and the related $20.3 million of compensation expense is subject to a corresponding contingency. The Company believes the exclusion of the $20.3 million of related compensation expense is appropriate and necessary to represent its performance consistently across funds and, as described above, for the Company as a whole on a year-over-year basis.
In determining what adjustments to make, the Company considered the guidance in S-K Item 10(e) (1)(ii)(A) and (B), as well as the related updated Compliance and Disclosure Interpretations (“C&DI”) issued on May 17, 2016:

•	Item 10(e)(1)(ii)(A) prohibits the exclusion of charges that require cash settlement from non-GAAP liquidity measures other than EBIT and EBITDA. While the Company presents

Adjusted Net Income and Adjusted EBITDA metrics that differ from traditional EBIT and EBITDA, these are presented solely as operational measures of financial performance and not as liquidity measures. Page 80 of Amendment No. 1 includes a description of how the Company utilizes these metrics. Further, these non-GAAP measures are not mentioned in the “Liquidity and Capital Resources” discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and are not reconciled against or compared to any liquidity measures elsewhere in Amendment No. 1.

•
Item 10(e)(1)(ii)(B) prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, if such item is reasonably likely to recur within two years or a similar item occurred within the prior two years. While the Company has not previously made adjustments comparable to the fiscal 2016 exclusion of incentive fee compensation expense (due to the prevalence in its funds of “European” waterfall structures as discussed above) and does not expect to do so again in the next two years, it acknowledges that similar adjustments may occur in the future, and does not identify the excluded incentive fee compensation as a non-recurring, infrequent or unusual item. C&DI 102.03 states that “[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain” if the adjustment is otherwise appropriate. As discussed above, the reason for the adjustment is to accurately represent the Company’s operating results on a year-over-year basis by matching expenses with the associated revenue. Due to the mismatch under GAAP, the Company believes that including Adjusted Net Income and Adjusted EBITDA along with its GAAP net income is actually more helpful to investors than showing GAAP net income alone without any adjustments.

21.
In footnote (1), you state that the adjustment will be shown as a reduction to Adjusted EBITDA and Adjusted Net Income in the future as the associated incentive fee revenue is recognized. Tell us and clarify what adjustment amount you intend to show in future periods under the various scenarios if amounts in excess, entirety, half or none of the $41.5 million of deferred carried interest income are recognized into revenue. Please also tell us when you expect all the contingencies related to the deferred carried interest income will be met. In your response, address and quantify the adjustments relating to the incentive fee compensation and base compensation components separately.

As described in the response to Comment 20 above and in Amendment No. 1, Adjusted EBITDA and Adjusted Net Income for fiscal 2016 reflect an upward adjustment based on the exclusion of $20.3 million of compensation expense related to unrecognized incentive fee revenue ($9.9 million of base compensation and $10.4 million of incentive compensation). As this incentive fee revenue is recognized, the Company will make a corresponding downward adjustment to Adjusted EBITDA and Adjusted Net Income based on the reversal of the previously excluded compensation expense. In response to the Staff’s comment, the following analysis describes the adjustment the Company intends to show in the future under various scenarios.

•
Recognition of entirety (or in excess thereof) of incentive fee revenue. If the entirety of the $41.5 million of deferred revenue is recognized in a future period, the Company would make a downward adjustment to Adjusted EBITDA and Adjusted Net Income of $20.3 million ($9.9 million of base compensation and $10.4 million of incentive compensation). The overall GAAP impact of the recognized incentive fee revenue on net income attributable to the Company in the period would be an increase of $41.5 million (because the expense was previously recognized), while the impact of the incentive fee revenue and associated expense on Adjusted EBITDA and Adjusted Net Income in that period would be an increase of $21.2 million ($41.5 million minus $20.3 million). The recognition of incentive fee revenue in excess of $41.5 million would not affect this analysis, because any additional compensation expense related to revenue exceeding $41.5 million would be recognized in the same period as the associated revenue, as this would mean the excess revenue was not subject to any contingencies in the period it is received.

•
Recognition of half of incentive fee revenue. If $20.73 million (i.e. half of $41.5 million) of deferred revenue is recognized in a future period, the Company would make a downward adjustment to Adjusted EBITDA and Adjusted Net Income of $10.17 million ($4.99 million of base compensation and $5.18 million of incentive compensation). Assuming no clawback of the remaining expense, the overall GAAP impact of the recognized incentive fee revenue on net income attributable to the Company in the period would be $20.73 million, while the impact of the incentive fee revenue and associated expense on Adjusted EBITDA and Adjusted Net Income in that period would be $10.56 million ($20.73 million minus $10.17 million). If recognition of the remaining portion of the unrecognized incentive fee revenue is no longer deemed probable, the remaining $10.17 million of the related expense would be clawed back and reversed under GAAP in that period. Under this scenario, the overall GAAP impact of the recognized incentive fee revenue on net income attributable to the Company in the period recognized under GAAP would be $30.9 million ($20.73 million plus the $10.17 million expense reversal), while the aggregate impact of the incentive fee revenue and associated expense on Adjusted EBITDA and Adjusted Net Income in that period would be $10.56 million ($30.9 million minus $20.3 million reversal of incentive fee revenue included in fiscal 2016 Adjusted EBITDA and Adjusted Net Income).

•
Recognition of none of incentive fee revenue. If none of the $41.5 million of deferred revenue is recognized in a future period and the Company determines that its recognition is no longer probable, the $20.3 million of previously recognized compensation expense would be clawed back and reversed under GAAP in that future period. The overall GAAP impact of the recognized incentive fee revenue on net income attributable to the Company in the period would equal the $20.3 million expense reversal, while the incentive fee revenue and associated expense would not affect Adjusted EBITDA and Adjusted Net Income in that period (since the expense was previously excluded from those metrics).

The resolution of the contingencies in connection with the deferral of the carried interest revenue is dependent on the timing of the receipt of cash distributions from income or the full or partial disposition of investments held by the respective funds. Based on current forecasts, the Company expects that all contingencies in connection with this revenue deferral will be met; however, the timing of this is uncertain and depends on the timing of the disposition of fund assets.

Qualitative and Quantitative Disclosures about Market Risk, page 89

22.
You state that your predominant market risk is related to your role as general partner or investment manager for your specialized funds and customized separate accounts and from sensitivities to movements in the fair value of the underlying investments, which may adversely affect the amount of incentive fees you ultimately receive. You then state that incentive fees from your specialized funds and customized separate accounts are not materially affected by changes in the fair value of unrealized investments because they are based on realized gains. Please enhance your discussion to provide a sensitivity analysis of how changes in fair value could impact the deferred incentive fee revenue subject to clawback as of March 31, 2016.

The Company has revised the disclosure on page 94 of Amendment No. 1 to address the first sentence of the Staff’s comment.
Because the Company’s recognition of deferred incentive fee revenue depends on the realization of gain rather than on the fair value of the underlying assets, fair value and deferred incentive fee revenue are not linked and therefore vary period to period. Performance of the underlying investments during the period will cause the net asset value to fluctuate, but the recognition of deferred revenue depends on realized gain and performance criteria, not net asset value. Because the correlation between net asset value and the deferred incentive fee revenue is tenuous and varies period to period based on external factors, the Company respectfully submits that a sensitivity analysis is not helpful to investors and could be confusing because it implies a stronger correlation than actually exists.
As of June 30, 2016, the Company had $45.2 million of deferred incentive fee revenue on its balance sheet. Of this amount, $3.7 million was related to a tax distribution from one of its co-investment funds in connection with the recognition of carried interest income for tax purposes only. As permitted by the co-investment fund’s organizational documents, if the aggregate income tax liability of the general partner of the fund at any time exceeds the amounts previously distributed to the general partner on account of its carried interest, the fund will make a distribution to the general partner so that tax liabilities incurred by the direct and indirect owners of the general partner can be satisfied on a timely basis. This amount would be subject to clawback if the taxable carried interest that gave rise to the tax liabilities reverses in a future period. However, that is not tied to a specific decrease in net asset value.
A portion of the additional $41.5 million in deferred incentive fee revenue on the Company’s balance sheet as of June 30, 2016 could be subject to clawback, but only if net asset values declined by more than 50%. If net asset values declined by 70%, the full amount of deferred incentive fee revenue would be subject to clawback. The Company has revised the disclosure regarding the clawback threshold on page 95 of Amendment No. 1.
Increases in net asset value across the Company’s funds do not result in any change to the amount of deferred incentive fee revenue subject to clawback.
Contractual Obligations, Commitments and Contingencies, page 90

23.
Please include disclosure of the tax receivable agreement as part of your contractual obligations table. To the extent you are unable to estimate the payments and/or timing of payments, please disclose the obligations as a footnote to the contractual obligations table.

The Company advises the Staff that the tax receivable agreement is a contingent commitment subject to numerous variables. Among other things, the timing and magnitude of amounts that may be paid pursuant to the tax receivable agreement are uncertain and outside of the control of the Company. The Company is thus unable to estimate the payments and/or timing of the payments. The Company has revised its disclosure on pages 96-97 of Amendment No. 1 to include a description of these obligations.

24.
We note that your debt obligations payable in the “< 1 year” bucket are 2.5 million, representing 1% of annual principal payments as required by your term loan. However, we note on page F-25 that your term loan also requires prepayments from certain “asset sales” and “excess cash flow” with the first payment due June 30, 2016. Please include a footnote to the table to disclose your obligations to make prepayments on the debt obligations due to certain “assets sales” and “excess cash flow”, along with any assumptions you made regarding the likelihood of such prepayments in your contractual obligations table.

The Company has revised the disclosure on page 96 of Amendment No. 1 to address the Staff’s comment. Please refer to footnote 1 to the Contractual Obligations table.
Business
Investment Performance, page 109

25.
Please briefly highlight some of the reasons why the performance of your investment funds may differ from the future performance of your funds, such as past favorable market conditions, unique investment opportunities and availability of leverage, as applicable.

The Company has revised the disclosure on pages 115-116 of Amendment No. 1 to highlight some of the reasons why the performance of its investment funds may differ from the future performance of its funds.

26.	Please briefly disclose what comprises the MSCI World PME and S&P 500 PME indices and explain why they are appropriate benchmark comparisons for your funds.

The Company has included disclosure to address the Staff’s comment in the “Performance Methodology” section beginning on page 119 of Amendment No. 1.
Specialized Fund Performance, page 110

27.
We note that you provide a list of your various specialized funds on page 110. In an effort to provide more fulsome disclosure and increase transparency of fund information, please expand your disclosure to provide additional quantitative and/or qualitative information, including maturity date, geographic market, industry, deferred incentive income and net IRR.

The Company has revised the disclosure in Amendment No. 1 to address the Staff’s comment. The table on page 118 has been expanded to note the strategic focus of each type of fund, the net multiple and net IRR, as well as net spreads versus the relevant benchmarks. The Company’s funds are not industry-specific, but instead are managed to a strategic focus, and the table groups the funds by the listed strategic focus. Amendment No. 1 does not list out the deferred incentive fee income by fund. The Company believes that the amount of carried interest attributable to any one fund at any time is not material or helpful to investors assessing the performance of the Company as a whole and making an investment decision as to the Company, rather than as to any specific fund. The total amount of deferred incentive fee revenue is listed on the Company’s balance sheet and will be reported to investors on a quarterly basis, which the Company submits is and will be sufficient information to allow investors to make an investment decision regarding the Company’s common stock.
Assets Under Management and Advisement
AUM, page 114

28.
We note that you have assets under management (“AUM”) of approximately $38 billion as of March 31, 2016, representing a compound annual growth rate of 13% since March 31, 2012. Please provide the average AUM balance during each period presented and a roll-forward of your AUM by investment solution (e.g., customized separate accounts or specialized funds) and class (e.g., private equity, private credit, real estate, infrastructure, natural resources, growth equity and venture capital) for periods consistent with your Consolidated Statements of Income. In your roll-forward, separately present and discuss each significant component, including (but not limited to) the following:

•	Changes in committed/invested capital;

•	Changes due to redemptions or fund terminations or dissolutions;

•	Changes due to market appreciation (depreciation); and

•	Changes due to foreign exchange appreciation (depreciation).

The Company included a quantification of AUM as of each fiscal year end on page 122 of the Draft Registration Statement to provide investors with an additional metric with which to view the recent growth of the Company’s discretionary investment services. However, the Company respectfully advises the Staff that the Company’s management does not generally use AUM as a performance measure and does not track the various inputs and outputs to AUM requested by the Staff in the manner that a traditional private equity or hedge fund manager might track and report such information. As described in Amendment No. 1, the Company offers a blended range of services, and management focuses on revenue and margin rather than AUM. As discussed in the Company’s response to Comment 16 above, management fee revenue is based on a variety of factors and is not linearly correlated with AUM in the aggregate or by asset class, investment solution or geography.
Because of the variability in the pricing of management fees, those fees depend upon the mix of pricing arrangements in effect at any given moment in time. Since these fees change over time, it would be theoretically possible for AUM to increase appreciably with no positive increase in aggregate management fees. Alternatively, it would be possible for AUM to decrease and management fees to increase. In addition, certain legacy client assets classified as AUM are priced on a fixed fee basis, which would be treated as advisory fees rather than management fees when viewed on a disaggregated basis.
Because there is such a wide variance in fee structures, the Company believes a granular AUM roll-forward would not be useful to investors and creates the potential for confusion. The Company has revised the disclosure on page 122 of Amendment No. 1 to clarify how it views AUM in the context of its business as a whole.

AUA, page 114

29.
We note that you have assets under advisement (“AUA”) of approximately $215 billion as of March 31, 2016, representing a compound annual growth rate of 12% since March 31, 2012. In an effort to increase transparency into your advisory revenues on AUA, please address the following:

•	Disaggregate your AUA portfolio by investment account, class and geographic mix;

•	Tell us and enhance your disclosure to clarify if related advisory fees vary by investment account and if related revenues are impacted by account mix or are primarily driven by the volume of AUA;

•	Disclose advisory fee revenues separately from your management fees on the face of your Consolidated Statements of Income; and

•	Revise your Consolidated Results of Operations discussion beginning on page 78 to separately disclose and discuss year-over-year changes in advisory fees.

In response to the Staff’s comment, the Company has revised page 122 of Amendment No. 1 to include additional detail on AUA and advisory and reporting fees.
AUA comprises assets from clients for which the Company does not have full discretion to make investments in the client’s account. The Company generally earns revenue on a fixed fee basis on its AUA client accounts for services including asset allocation, strategic planning, development of investment policies and guidelines, screening and recommending investments, legal negotiations, monitoring and reporting on investments and investment manager review and due diligence. Advisory fees vary by client based on the amount of annual commitments, services provided and other factors. Since the Company earns annual fixed fees from the majority of its AUA clients, the growth in AUA from existing accounts does not have a material impact on its revenues. However, the Company views AUA growth as a meaningful benefit in terms of the amount of data it is able to collect and the degree of influence it has with fund managers.
Our Clients, page 115

30.
In your Competitive Strengths discussion on page 8, you state that over 43% of your management and advisory fee revenues come from clients based outside the United States. We also note your presentation of clients and investors by domicile on page 117. In an effort to provide greater transparency into the geographic composition of your revenues, please enhance your discussion to disclose management and advisory fee revenues by geographic domicile. In addition, please disaggregate management fee revenue from advisory fee revenue.

The Company has revised the disclosure on page 125 of Amendment No. 1 to disclose both management and advisory fee revenues by geographic domicile.

Hamilton Lane Advisors, L.L.C.

Consolidated Financial Statements - Years Ended March 31, 2016, 2015 and 2014 Consolidated
Statements of Income, page F-10

31.
ASC 260-10-15-2 requires the presentation of EPS by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of certain securities in a public market. Please confirm you will include a pro forma historical EPS for relevant periods of Hamilton Lane Advisors, L.L.C. If not, tell us why with reference to authoritative guidance and revise your disclosures to clarify accordingly.

The Company notes that the reorganization of the Company into an Up-C structure in connection with the IPO will result in Hamilton Lane Incorporated, a corporation formed for purposes of the IPO, offering a newly created class of common stock to the public. Hamilton Lane Incorporated will use the proceeds from the offering to purchase newly issued membership interests of Hamilton Lane Advisors, L.L.C. and will become the sole managing member, and Hamilton Lane Advisors, L.L.C. will become a subsidiary of Hamilton Lane Incorporated. The current members of Hamilton Lane Advisors, L.L.C. will retain a portion of their membership interests in the limited liability company.
The Company has reviewed the guidance in ASC 260-10-15-2 and Topic 3410.1 of the Division of Corporation Finance Financial Reporting Manual and believes it to be inapplicable. The issuer of the publicly traded securities is Hamilton Lane Incorporated, an entity that prior to this offering had no assets or liabilities. Securities of Hamilton Lane Advisors, L.L.C. are not being offered to the public, the existing membership interests in Hamilton Lane Advisors, L.L.C. are not being converted into Hamilton Lane Incorporated common stock, and Hamilton Lane Advisors, L.L.C. will continue to be taxed as a partnership. While no decision has yet been reached on the final ownership percentage, it is expected that Hamilton Lane Incorporated will initially own less than a majority of the economic interest of Hamilton Lane Advisors, L.L.C. Therefore, only a portion of the earnings of Hamilton Lane Advisors, L.L.C. will be subject to corporate taxation: earnings distributed to Hamilton Lane Incorporated. The remainder will continue to be subject to pass-through treatment in the hands of the continuing members. A historical pro forma EPS presentation that applies an assumed corporate tax rate to all historical earnings of Hamilton Lane Advisors, L.L.C. would overstate the tax effects and would therefore be confusing to prospective purchasers of Hamilton Lane Incorporated common stock.
The Company believes that because of this transaction structure, a historical pro forma EPS calculation is not required to be included in the annual audited financials. The Company will provide unaudited consolidated pro forma financial information of Hamilton Lane Incorporated, taking into account corporate taxation of only the earnings of Hamilton Lane Advisors, L.L.C. expected to be distributed to Hamilton Lane Incorporated, in Management’s Discussion and Analysis of Financial Condition and Results of Operations in an amendment to its Draft Registration Statement.
For the Staff’s information, the current expectation is that Hamilton Lane Incorporated will own approximately 20% to 25% of the economic interest in Hamilton Lane Advisors, L.L.C. after this offering.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-15

32.
Please revise to disclose revenues from external customers for each product or service of each group of similar products and services unless it is impracticable to do so. In doing so, disclose advisory fees on AUA separately from management fees on AUM. Please refer to ASC 280-10-50-40 for guidance.

The Company has added disclosure to Note 14 of the annual consolidated financial statements on page F-41 of Amendment No. 1 to present disaggregated revenues.

33.	Given that over 43% of your management and advisory fee revenues come from clients based outside of the United States, please revise to provide the geographic disclosures required by ASC 280-10-50-41.

The Company has revised the disclosure on page F-28 of Amendment No. 1 to provide the geographic disclosure required by ASC 280-10-50-41.
Consolidation, page F-17

34.	In an effort to provide greater transparency on the consolidation and deconsolidation activities and related impacts on your financial statements, please address the following:

•	Clarify the types of entities and your related involvement that you evaluate in determining whether you have a variable interest, including significant judgments and assumption made;

The Company has added disclosure to clarify the types of entities and its related involvement on page F-23 in the Consolidation section under Summary of Significant Accounting Policies of Amendment No. 1.
The Company has added disclosure to clarify the significant judgements and assumptions made in the variable interest analysis on page F-24 of Amendment No. 1. For additional disclosures on VIEs refer to Note 4 on page F-31 of Amendment No. 1.

•	Clarify what triggered the basis for your determination that all HL Funds previously consolidated should be deconsolidated relating to your adoption of ASU 2015-02 discussed on page F-22; and

The Company has added disclosure on pages F‑28 and F-29 in the Recent Accounting Pronouncements section of Note 2 of Amendment No. 1 to clarify the basis for its determination that HL Funds should be deconsolidated.

•
On page F-18, we note your disclosure stating that you are the primary beneficiary of certain entities that are not wholly owned by the Company, and therefore consolidation of these entities is required. Clarify how the nature of your involvement with these entities resulted in your determination that you are the primary beneficiary and provide the related disclosures required by ASC 810-10-50-14.

The Company currently has an ownership interest in three general partner entities that are not wholly owned by the Company, including two that are majority-owned by a third party. The Company has determined it has a variable interest in all three entities due to its equity ownership.
For all three entities, the Company directs the activities of the entity and makes all operating decisions for that entity. The Company is the primary beneficiary since it individually has the power to direct the economic activities of the entity that most significantly impact economic performance, as well as the obligation to absorb losses that could potentially be significant to the entity.
The Company has added disclosure to page F-24 of Amendment No. 1 to clarify this point and provide the related disclosures.
Fair Value of Financial Instruments, page F-18

35.
You state that the carrying amount of investments equals or approximates the fair value. Considering that your investments balance consists of equity method investments in HL Funds and other investments carried at cost as of March 31, 2016, please clarify how you determined that the carrying value approximates fair value.

The Company has revised the disclosure on page F‑25 of Amendment No. 1 to clarify that its investments are not carried at fair value.
Note 3. Investments, page F-23

36.
Given the significance of your equity method investments compared to your total assets, please revise to disclose the name of each investee and the percentage of ownership of common stock for your equity method investments, as well as other material qualitative information about the nature, investment focus and your involvement with the funds. Please refer to ASC 323-10-50-3(a)(1) for guidance.

The Company utilized the accounting guidance in ASC 323-10-50-2 and considered the significance of each equity method investment to the Consolidated Balance Sheets and Consolidated Statements of Income. The Company notes that it has approximately 60 equity method investments as of March 31, 2016. No individual equity method investment is considered significant, as no individual investment comprises more than 5% of total assets. Generally the Company has a 1% interest in each of the HL Funds which comprise its equity method investments, although there are a few outliers that range from 0% to 3%, and there is a small non-U.S. fund at 7%.
The Company also refers to ASC 323-10-50-2 which states, “If the investor has more than one investment in common stock, disclosures wholly or partly on a combined basis may be appropriate.” The Company believes that aggregating the information as disclosed in the financial statements would comply with the cited accounting standard and be the most meaningful presentation to prospective investors.

The Company further notes that all equity method investments are in non-public entities and that disclosing the names of the investments or the individual investment level would not provide prospective investors with meaningful additional information.
The Company has included additional qualitative disclosure on page F-30 of Amendment No. 1 regarding the nature, investment focus and its involvement with the funds.

* * *
Please direct your questions or comments regarding this letter or the Registration Statement to Kimberly K. Rubel at (312) 569-1133. Thank you for your assistance.

Sincerely,
Drinker Biddle & Reath LLP

/s/ Kimberly K. Rubel
Kimberly K. Rubel

cc:    Via E-mail
Robert W. Cleveland
Hamilton Lane Incorporated

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP